Two Roads Shared Trust

James Colantino

President

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

July 8, 2024

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

(202) 551-6963

File Nos.: 811-22718; 333-182417

Affinity World Leaders Equity ETF	10/31/2023
Anfield U.S. Equity Sector Rotation ETF	10/31/2023
LeaderShares Activist Leaders ETF	10/31/2023
LeaderShares AlphaFactorTactical Focused ETF	10/31/2023
LeaderShares Dynamic Yield ETF	10/31/2023
LeaderShares Equity Skew ETF	10/31/2023
LeaderShares AlphaFactor US Core Equity ETF	10/31/2023
Recurrent MLP & Infrastructure Fund	10/31/2023
Wealthfront Risk Parity Fund	10/31/2023
Anfield Diversified Alternatives ETF	4/30/2023
Anfield Dynamic Fixed Income ETF	7/31/2023
Anfield Universal Fixed Income ETF	7/31/2023

Dear Ms. Fettig:

On behalf of the Registrant, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response.

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LeaderShares ETF
Comment 1:	With respect to the 10/31/22 and 10/31/21 financial statements, the audit opinion is dated beyond 60 days following period end and therefore not in compliance with the 60-day transmittal date under Rule 30e-1(d). Please acknowledge and explain.
Response:	The Registrant acknowledges that the 10/31/22 and 10/31/21 financial statements were issued beyond the 60-day transmittal date required under Rule 30e-1(d). During the 2021 audit cycle, it was determined that the incorrect cost relief methodology for regular sales transactions was used during the reporting period for tax reporting purposes. The additional time was needed by management and the fund auditors to update and review the tax disclosures using the correct cost relief methodology for regular sales transactions. During the 2022 audit cycle, it was determined that the adjustment made to correct the cost relief methodology for tax reporting purposes in 2021 should also have been recorded for book purposes. The additional time was needed for management and the fund auditors to assess the impact and correct the books to account for these cost relief adjustments and perform a SAB99 analysis to determine that a restatement of the 2021 financial statements was not necessary.

General- ETFs
Comment 2:	We note that the certifications required by Item 19(b) of Form N-CSR and Section 1350 of Chapter 63 of Title 18 of the United States Code for the ETFs do not reference Section 13(a) of the Securities Exchange Act of 1934. Please explain why reference to Section 13(a) has been omitted and file amendments to Form N-CSR to correct any certifications containing missing references.
Response:	The Registrant has made the necessary updates to the Section 906 Certifications to include reference to Section 13(a) for future Form N-CSR filings and is in process of filing amended Form N-CSRs as requested.

Wealthfront Risk Parity Fund
Comment 3:	The N-CSR appears to be missing the exhibit with the letter from the previous auditor for the change of accountant occurring during the period ended 2022. Please file an amended N-CSR to include the letter from the previous auditor if it was not already filed.
Response:	The Registrant will file an amended N-CSR to include the letter from the previous auditor.

LeaderShares ETFs
Comment 4:	The fund website does not appear to have been updated for the March 1, 2024 prospectus.
Response:	The fund website has been updated to include the March 1, 2024 prospectus.

Anfield Funds
Comment 5:	Please consider disclosing that the expense cap excludes certain expenses on the fee section of the fund website (i.e., Acquired Fund Fees and Expenses). The Anfield U.S. Equity Sector Rotation Fund is missing “U.S.” in its name on the fund website.
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Response:	The fund name has been updated for US Equity Sector Rotation Fund on the fund website. The adviser will be including disclosure on the fee section of the fund website regarding the expense cap excluding certain expenses.

Recurrent MLP & Infrastructure Fund, Wealthfront Risk Parity Fund
Comment 6:	The response to Item C.21 of Form N-CEN, relating to swing pricing, was omitted. Please include the response in future filings.
Response:	The Funds did not engage in swing pricing during the reporting period. Future Form N-CEN filings will include the response to Item C.21.

Wealthfront Risk Parity Fund
Comment 7:	In accordance with the requirements of Regulation SX 12-13c, the swap disclosure should include the value of the swaps, the frequency of payment, whether the fund received or paid the total return and, in the case where one leg of the swap has a variable rate component, disclose the reference rate and spread and either the end of period rate or the end of period reference rate for each reference rate described.
Response:	Such items will be included in future filings. Please note that the frequency of payment is disclosed within a footnote to the table.

Anfield Universal Fixed Income ETF, LeaderShares AlphaFactor Tactical Focused ETF, LeaderShares Dynamic Yield ETF
Comment 8:	In future filings, please disclose the yield for zero coupon bond investments in the schedule of investments.
Response:	Future filings will disclose the yield for zero coupon bond investments.

LeaderShares Activist Leaders ETF, LeaderShares AlphaFactor Tactical Focused ETF, LeaderShares Equity Skew ETF
Comment 9	For the fiscal period ended 10/31/22, please confirm compliance with Section 19(a) of the Investment Company Act of 1940 with respect to return of capital distributions.
Response:	The distributions for these funds were not deemed to be a return of capital at the time of distribution in December 2021, and therefore no 19a-1 notice was issued. The return of capital determination for the funds were made subsequently in connection with the finalization of the Fund’s 10/31/21 annual report and the issue described in response to Comment 1 above. It is not the Funds’ intention to distribute any return of capital.

Recurrent MLP & Infrastructure Fund
Comment 10	In future filings, please include an accounting policy note relating to return of capital distributions in the Notes to Financial Statements. Additionally, please consider whether the RIC qualification risk disclosure in the registration statement should also be included in the financial statements.
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Response:	Future filings will include disclosure in the Notes to Financial Statements regarding the accounting policy associated with return of capital distributions. We note that reference is already made in the report to the Fund’s prospectus and SAI for further discussion of the risks of the Fund, including with respect to RIC qualification risk. The Registrant will consider including additional RIC qualification risk disclosure in the Notes to Financial Statements for future filings, if appropriate.

LeaderShares ETFs, Wealthfront Risk Parity Fund
Comment 11	Please confirm whether the adviser is current with payments to service providers under the unitary fee arrangement.
Response:	The Registrant confirms that the advisers are current with payments to service providers under the unitary fee arrangement.

General Comment
Comment 12	For those funds with sub-advisers where there is no manager of managers exemptive relief, the notes to financial statements along with the registration statement should disclose the fee rates paid to sub-advisers.
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Response:

Regarding those current funds in the Trust with sub-advisers where there is no manager of managers exemptive relief (in this response, each a “Fund” and collectively the “Funds”), the Registrant respectfully believes that the disclosure as currently provided is consistent with the requirements of Form N-1A, which requires the disclosure of information regarding annual fund operating expenses, including advisory fee and other expenses payable by a fund, and the aggregate fees paid by a fund to all advisers of a fund, as well as the “method of calculating the advisory fee payable by the Fund” [emphasis added]. The sub-advisory fees of each Fund are paid by the adviser and not by the Fund, and therefore, the sub-advisory fee rates are not required to be disclosed. Similarly, the Registrant does not believe disclosure of the sub advisory fee rates is required in the Notes to Financial Statements. The sub-advisory fees have no impact on the financial statements of the Funds, and the Funds have no obligation to pay the sub-advisers. The Registrant respectfully notes that the Funds’ sub-advisers are not “related parties” of the Funds within the meaning of FASB Accounting Standard Codification 850 Related Party Disclosures (“ASC 850”) and the sub-advisory fees are not related party transactions for financial reporting purposes.

The sub-adviser relationship for each Fund is disclosed in the Notes to Financial Statements, including the name of the sub-adviser, any affiliation to the adviser, and a description of the services provided (portfolio management responsibilities). The Notes to Financial Statements also include the aggregate amount of management fees earned by the adviser from each Fund for the relevant period, and with respect to Funds with affiliated sub-advisers, specifically states that the adviser compensates the sub-adviser for its services from the management fee, which is computed and accrued daily and paid monthly, and do not impact the financial statements of the Fund.

The Registrant acknowledges the Staff’s reference (in subsequent discussion) to manager of manager exemptive applications that request relief from certain disclosure requirements and takes no position on whether such requested relief was required or necessary. The Registrant also reviewed footnote 22 in IC-26230 (Oct. 23, 2003) as cited by the Staff (in subsequent discussion), and notes that the proposed rule and related form amendments, including with respect to sub-advisory fee disclosure, were never formally adopted, and therefore, the Registrant does not believe that the discussion in the release overrides the explicit language of the form.

Although the Registrant respectfully believes that disclosure of the sub-advisory fee rate is not required for the above reasons, the adviser for the Funds confirms that it will include such disclosure in future registration statements and notes to financial statements in order to be responsive to the Staff’s comment. The Registrant confirms that it will consider this comment in connection with future funds in the Trust.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino

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